UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. _____)

BENEFITFOCUS, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

08180D106
(CUSIP Number)

David Thomas, Esq.
Goldman, Sachs & Co.
200 West Street
New York, New York 10282-2198
(212) 902-1000

With a copy to:

Jonathan S. Adler, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004-1980
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 08180D106		Page 2 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) THE GOLDMAN SACHS GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,526,059
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 8,526,059
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,526,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%*
14	TYPE OF REPORTING PERSON (See Instructions) HC-CO

* All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 28,459,860 shares of common stock, par value $0.001, of Benefitfocus, Inc. (“Benefitfocus”), outstanding as of February 24, 2015, as reported by Benefitfocus in its Annual Report on Form 10-K for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission on February 27, 2015.

SCHEDULE 13D
CUSIP No. 08180D106		Page 3 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GOLDMAN, SACHS & CO.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,526,059
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 8,526,059
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,526,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%
14	TYPE OF REPORTING PERSON (See Instructions) BD-PN-IA

SCHEDULE 13D
CUSIP No. 08180D106		Page 4 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GS CAPITAL PARTNERS VI PARALLEL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,094,398
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,094,398
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,094,398
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 08180D106		Page 5 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GS ADVISORS VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,094,398
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,094,398
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,094,398
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 08180D106		Page 6 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,310,322
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,310,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,310,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 08180D106		Page 7 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GSCP VI OFFSHORE ADVISORS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,310,322
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,310,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON\ 3,310,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 08180D106		Page 8 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GS CAPITAL PARTNERS VI FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,979,876
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,979,876
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,979,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 08180D106		Page 9 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GSCP VI ADVISORS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,979,876
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,979,876
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,979,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 08180D106		Page 10 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GS CAPITAL PARTNERS VI GMBH & CO. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 141,445
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 141,445
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 08180D106		Page 11 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GOLDMAN, SACHS MANAGEMENT GP GMBH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 141,445
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 141,445
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

ITEM 1.                      SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (each, a “Share”, and collectively, the “Shares”), of BENEFITFOCUS, INC., a Delaware corporation (“Benefitfocus”).  The principal executive offices of Benefitfocus are located at 100 Benefitfocus Way, Charleston, South Carolina 29492.

ITEM 2.                      IDENTITY AND BACKGROUND

This Schedule 13D is being filed by THE GOLDMAN SACHS GROUP, INC. (“GS Group”); GOLDMAN, SACHS & CO. (“Goldman Sachs”); GS CAPITAL PARTNERS VI PARALLEL, L.P. (“GS Parallel”); GS ADVISORS VI, L.L.C. (“GS Advisors”); GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P. (“GS Offshore”); GSCP VI OFFSHORE ADVISORS, L.L.C. (“GSCP Offshore Advisors”); GS CAPITAL PARTNERS VI FUND, L.P. (“GS Capital”); GSCP VI ADVISORS, L.L.C. ‘(“GSCP Advisors”); GS CAPITAL PARTNERS VI GMBH & CO. KG (“GS Germany”); and GOLDMAN, SACHS MANAGEMENT GP GMBH (“GS GMBH”, together with the foregoing entities, the “Reporting Persons”).  GS Parallel, GS Germany, GS Capital, and GS Offshore are collectively referred to herein as the “GS Investors”).

The Reporting Persons filed statements on Schedule 13G with respect to the Shares with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2014 (as amended on February 17, 2015, the “Schedule 13G”) pursuant to Rule 13d-1(d).  The Reporting Persons have transitioned from filing the Schedule 13G to this Schedule 13D solely as a result of having entered into the ROFO Agreement described in Item 6 below.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

GS Group is a Delaware corporation and bank holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange and other national exchanges.  Goldman Sachs also serves as the manager for GSCP Advisors, GSCP Offshore Advisors, GS Advisors and the investment manager for GS Capital, GS Offshore, GS Germany and GS Parallel. Goldman Sachs is a wholly-owned subsidiary of GS Group.

GSCP Advisors, a Delaware limited liability company, is the sole general partner of GS Capital.

GSCP Offshore Advisors, a Delaware limited liability company, is the sole general partner of GS Offshore.

GS Advisors, a Delaware limited liability company, is the sole general partner of GS Parallel.

GS Advisors is the sole managing limited partner of GS GmbH, a German company with limited liability. GS GmbH is the sole general partner of GS Germany.

Each of GS Capital, a Delaware limited partnership, GS Offshore, a Cayman Islands exempted limited partnership, GS Germany, a German limited partnership, and GS Parallel, a Delaware limited partnership, was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. The principal address of each Reporting Person is 200 West Street, New York, New York 10282-2198.

The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP Advisors, GSCP Offshore Advisors, and GS Advisors are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which is responsible for making all investment decisions for each of GSCP Advisors, GSCP Offshore Advisors, GS Advisors, GS Capital, GS Offshore, GS Germany, and GS Parallel on behalf of Goldman Sachs, are set forth in Schedule II-B hereto and are incorporated herein by reference.  The name, business address, present principal occupation or employment and citizenship of each executive officer of GS GmbH, the sole managing partner of GS Germany, are set forth in Schedule II-C hereto and incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement, dated March 6, 2015, a copy of which is attached as Exhibit 99.1 hereto.

During the last five years, none of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, or II-C (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

EXPLANATORY NOTE: The filing of this Schedule 13D does not indicate, and should not be construed to indicate, that the Reporting Persons have made any change in the investment purpose or intent of their beneficial ownership of the Shares described in this Schedule 13D, and no such change in investment purpose or intent has occurred.  As set forth in Item 4 below, the GS Investors continue to hold the Shares described in this Schedule 13D for investment purposes and are filing this Schedule 13D solely as a result of having entered into the ROFO Agreement described in Item 6 below.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In February 2007, the GS Investors purchased an aggregate of 14,055,851 shares of Series A redeemable convertible preferred stock of Benefitfocus.com, Inc. at a purchase price per share of $7.52, for an aggregate purchase price of approximately $105.7 million.  On September 13, 2013, as a result of a corporate restructuring, Benefitfocus.com, Inc. became a wholly-owned operating subsidiary of Benefitfocus and the GS Investors became holders of Convertible Series A Preferred Stock of Benefitfocus (the “Series A Preferred Stock”).  On September 23, 2013, which was the closing date of Benefitfocus’ initial public offering of the Shares (the “IPO”), all of the shares of the Series A Preferred Stock held by the GS Investors were automatically converted on a one-for-one basis into Shares.  Following the IPO, the GS Investors sold a portion of their Shares pursuant to an underwriting agreement, dated September 17, 2013 and an underwriting agreement dated July 16, 2014.

The funds used by the GS Investors to purchase the Series A Preferred Stock were obtained from capital contributions made by their respective partners.

The funds for Shares acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group and reported as beneficially owned in this Schedule 13D came from the working capital of Goldman Sachs or such other subsidiary. The funds for such Shares which may be deemed to be beneficially owned by the Reporting Persons held in client accounts with respect to which Goldman Sachs or another wholly-owned subsidiary of GS Group or their employees have investment discretion came from client funds.  The Reporting Persons disclaim beneficial ownership of Shares held in such accounts.

None of the  persons  listed on Schedules I, II-A, II-B, or II-C hereto contributed any funds or other consideration towards the acquisition of the Shares except insofar as they may have partnership or member interests in any of the Reporting Persons and have made capital contributions to any of the Reporting Persons, as the case may be.

ITEM 4.                      PURPOSE OF TRANSACTION

The GS Investors have acquired the Shares reported herein for investment purposes, and such purchases have been made in the GS Investors’ ordinary course of business.

The Reporting Persons may further sell, purchase, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as they deem advisable to benefit from changes in the market prices of such Shares, changes in Benefitfocus’ operations, business strategy or prospects, or from the sale or merger of Benefitfocus.  To evaluate such alternatives, the Reporting Persons will routinely monitor Benefitfocus operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.  Consistent with its investment evaluation criteria, the Reporting Persons may discuss such matters with management or directors of Benefitfocus, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Shares, proposing changes in Benefitfocus’ operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in Benefitfocus, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Shares or dispose of all the Shares beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

(a)           In its Annual Report on Form 10-K for the year ended December 31, 2014 (the “Benefitfocus 10-K”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2015, Benefitfocus reported that as of February 24, 2015, 28,459,860 Shares were outstanding.

As of March 5, 2015, GS Group and Goldman Sachs may each be deemed to beneficially own an aggregate of 8,526,059 Shares, representing approximately 30.0% of the outstanding Shares.  The Reporting Persons disclaim beneficial ownership of Shares held in client accounts with respect to which GS Group or a wholly-owned subsidiary has investment discretion.

As of March 5, 2015, GS Parallel and GS Advisors may each be deemed to beneficially own 1,094,398 Shares, representing approximately 3.8% of the outstanding Shares.

As of March 5, 2015, GS Offshore and GSCP Offshore Advisors may each be deemed to beneficially own 3,310,322 Shares, representing approximately 11.6% of the outstanding Shares.

As of March 5, 2015, GS Capital and GSCP Advisors may each be deemed to beneficially own 3,979,876 Shares, representing approximately 14.0% of the outstanding Shares.

As of March 5, 2015, GS Germany and GS GMBH may each be deemed to beneficially own 141,445 Shares, representing approximately 0.5% of the outstanding Shares.

In accordance with the SEC Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

As described below, the Reporting Persons may be deemed to be members of a “group” with Mercer LLC (“Mercer”), Oak Investment Partners XII, Limited Partnership (“Oak”), Mason R. Holland, Jr. (“Holland”), and Shawn Jenkins (“Jenkins”).  As of March 5, 2015, based on the Benefitfocus 10-K, Mercer beneficially owns 3,398,339 Shares, and based on Schedule 13Gs or Schedule 13Ds, as applicable, previously filed by each of Oak, Holland, and Jenkins, each of them beneficially owns 2,441,009, 2,877,124 and 2,949,674 Shares, respectively.*  Accordingly, each of Mercer, Oak, Holland, Jenkins and the Reporting Persons may be deemed to beneficially own an aggregate of 20,192,207 Shares, representing beneficial ownership of approximately 66.6% of the Shares. In addition, each of Oak, Holland, Jenkins and the Reporting Persons may be deemed to beneficially own an aggregate of 16,793,868 Shares, representing beneficial ownership of approximately 56.5% of the Shares.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, or II-C hereto may be deemed to beneficially own any Shares other than as set forth herein.

* Share ownership with respect to Mercer includes 580,813 Shares that may be purchased pursuant to a Warrant for $26.50 per Share at any time during the 30-month term of the Warrant, and with respect to Holland and Jenkins, includes fully vested options and restricted stock units which may be converted into Shares within 60 days of February 24, 2015.

(b)           Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of Shares beneficially owned by such Reporting Person as indicated herein.

The ownership of Shares reported herein for the Reporting Persons does not include any of the Shares beneficially owned by the other parties to the Voting Agreement or to the ROFO Agreement (in each case, which is defined and described in Item 6 below).  As a result of the Voting Agreement (which is described in Item 6 below), the Reporting Persons may be deemed to be members of a “group” with Oak, Holland and Jenkins for purposes of Section 13(d) under the Act.  As a result of the ROFO Agreement, the Reporting Persons may be deemed to be members of a “group” with Oak, Holland, Jenkins and Mercer for purposes of Section 13(d) or Section 13(g) under the Act.  Each of the Reporting Persons disclaims the existence of a “group” with any of Oak, Holland, Jenkins or Mercer and disclaims beneficial ownership of any of the Shares beneficially owned by such persons.

(c)           Except as otherwise described herein, no transactions in the Shares were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, or II-C hereto, during the period from January 4, 2015 to March 5, 2015.

(d)           Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares, if any, held in client accounts with respect to which GS Group or a wholly-owned subsidiary has investment discretion, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e)           Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Each of the GS Investors is a party to a Second Amended and Restated Voting Agreement by and among Benefitfocus, the GS Investors, Oak, Holland, and Jenkins (the “Voting Agreement”).  The Voting Agreement provides that, with respect to election of directors to the board of Benefitfocus, each party thereto agrees to vote his, her, or its shares in favor of: (i) two individuals nominated by GS Parallel, for as long as GS Group and its affiliates hold 10% or more of the fully diluted equity interest in Benefitfocus, (ii) one individual nominated by Oak for as long as Oak and its affiliates hold 5% or more of the fully diluted equity interest in Benefitfocus, and (iii) for each of Holland and Jenkins as long as each holds shares equal to or in excess of 50% of the number of shares each beneficially held upon entering into the Voting Agreement. Additionally, the Voting Agreement provides that each party thereto agrees not to vote for the removal of the foregoing directors unless such removal is directed or approved by the party that nominated such director.  The Voting Agreement also provides that so long as a nominee of GS Group or its affiliate serves as one of Benefitfocus’ directors and to the extent permitted by the rules of the NASDAQ Stock Market, that director has a right to serve on Benefitfocus’ nominating and corporate governance and compensation committees; this right will terminate until the earlier of (i) Benefitfocus ceases to be a “controlled company” under the NASDAQ Stock Market listing rules or (ii) an affiliate of GS Group ceases to be, either alone or as part of a group, a stockholder of Benefitfocus whose beneficial ownership of Benefitfocus’ voting stock results in Benefitfocus being a “controlled company,” whichever event occurs first. The Voting Agreement will terminate on September 23, 2018, and will terminate as to any party at such time as such party no longer has a right to nominate a director pursuant to the Voting Agreement.  The foregoing summary of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement.

As disclosed in the Benefitfocus 10-K, on February 24, 2015, Benefitfocus entered into a Securities Purchase Agreement (the “SPA”) pursuant to which it sold 2,817,526 Shares to Mercer, one of its customers, for $26.50 per Share or an aggregate of approximately $74.7 million. At the same time, Benefitfocus also issued Mercer a warrant (the “Warrant”) to purchase up to an additional 580,813 Shares for $26.50 per Share at any time during the 30-month term of the Warrant. The SPA, among other things, includes certain standstill provisions (the “Standstill Provisions”), which generally prohibit Mercer from owning more than 17.5% of the Shares outstanding or issuable pursuant to the Warrant .

In connection with the Mercer Transaction, on February 24, 2015 each of the GS Investors, Oak, Holland and Jenkins granted a right of first offer for Shares owned by each to Mercer pursuant to a Right of First Offer Agreement, dated as of February 24, 2015 (the “ROFO Agreement”), by and among the GS Investors, Oak, Holland, Jenkins, the Company and Mercer.   The ROFO Agreement provides, among other things, that, except in limited circumstances, each of the GS Investors, Oak, Holland, and Jenkins are required to offer to Mercer the right to purchase any Shares or other equity securities of Benefitfocus that the GS Investors or such other stockholders propose to issue or sell, at a price the GS Investors or such other stockholders, as applicable, specify (each, a “ROFO”), and if Mercer declines to purchase such Shares or other securities at such price, the GS Investors or such other stockholders may issue or sell such securities to one or more third parties at a price no less than the price offered to Mercer.  The ROFO is subject to the limitation on acquisitions of additional Shares by Mercer under the Standstill Provisions described above and each of the GS Investors, Oak, Holland and Jenkins are not required to offer Shares to Mercer pursuant to a ROFO (i) to the extent the acquisition of Shares pursuant to the ROFO would result in a violation of the Standstill Provisions or (ii) if the Standstill Provisions are terminated or suspended pursuant to the SPA or otherwise, to the extent that the acquisition thereof by Mercer would have resulted in a violation of the Standstill in the absence of such termination or suspension.  The ROFO is also subject to certain other exceptions, including only applying to 50% of Shares or other securities proposed to be sold by the GS Investors or any other stockholder in a registered offering or certain other similar forms of sales.

Each of the GS Investors, Oak, Holland and Jenkins is permitted to transfer his or its Shares without Mercer being able to exercise a ROFO in the following circumstances: (i) transfers to its stockholders, members, limited or other partners or other equity holders, (ii) in the case of Oak or the GS Investors, transfers to an Affiliated Fund, (iii) pledges of his or its Shares that creates a mere security interest in the pledged Shares, (iv) in the case of natural persons, transfers made for bona fide estate planning purposes, (v) pursuant to a merger, tender offer for any and all Shares or other similar business combination transaction involving Benefitfocus, or (vi) in the case of Holland or Jenkins, pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”); provided, however, that in the case of clauses (i) (other than (x) with respect to Oak or (y) with respect to the GS Investors, any transfer that such GS Investor reasonably determines is necessary or advisable to reduce, eliminate, modify or mitigate an adverse effect on such GS Fund or any of its affiliates, so long as such GS Investor intends to transfer assets, or has transferred assets, other than, or in addition to, Shares in a similar manner in order to reduce, eliminate, modify or mitigate such adverse effect), (ii), (iii) (solely with respect to non-recourse pledges) and (iv) only, such GS Investor or Oak delivers prior written notice to Mercer of such transfer or pledge, and such Shares of the GS Investors, Oak, Holland or Jenkins will at all times remain subject to the terms and restrictions of the ROFO Agreement and the transferee thereof agrees to be bound by such terms and restrictions; and provided, further, that in the case of any transfer pursuant to clauses (i), (ii) or (iv) only, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

The ROFO Agreement terminates, subject to certain exceptions, upon the earlier of (i) the termination of the Alliance Agreement between an affiliate of Mercer and the Company, (ii) the first date on which Mercer and its affiliates beneficially own less than (A) 75% of the Shares acquired by Mercer pursuant to the SPA or (B) 5% of the outstanding Shares, in each case in this clause (ii), for a period of at least 45 consecutive calendar days, (iii) any breach by Mercer of the Standstill Provisions and (iv) if Mercer exercises a ROFO, but fails to consummate such purchase under certain circumstances.  The foregoing summary of the ROFO and the ROFO Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the ROFO Agreement.  In addition, each of the GS Investors, Oak, Holland and Jenkins is not required to offer Shares to Mercer pursuant to a ROFO if the Standstill Provisions are terminated or suspended pursuant to the SPA or otherwise, to the extent that the acquisition thereof by Mercer would have resulted in a violation of the Standstill in the absence of such termination or suspension.

In addition, each of Benefitfocus, the GS Investors, Oak, Holland and Jenkins are parties to the Second Amended and Restated Rights Agreement, dated as of September 18, 2013 (the “Rights Agreement”).  In connection with the Mercer Transaction, Mercer became a party to the Rights Agreement pursuant to the First Amendment to the Rights Agreement, made as of February 24, 2015 (the “Amendment”).  The Rights Agreement, as modified by the Amendment, provides, among other things, that the GS Investors, Oak, Holland, Jenkins and Mercer, will have registration rights and piggyback registration rights.  The holders of at least two-thirds, or 66 2/3%, of the then outstanding shares subject to such registration rights have the right to demand that Benefitfocus register such shares under the Securities Act with respect to shares having an aggregate offering price of at least $5,000,000, and subject to other limitations. In addition, the parties to the Rights Agreement, as modified by the Amendment, are entitled to piggyback registration rights with respect to the registration under the Securities Act of Shares. In the event that Benefitfocus proposes to register any Shares under the Securities Act either for its account or for the account of other security holders, the holders of Shares having piggyback registration rights are entitled to receive notice of such registration and to include shares in any such registration, subject to limitations. Further, since Benefitfocus is currently eligible to file a registration statement on Form S-3, the holders of at least 5% of the shares subject to these registration rights may require Benefitfocus to file registration statements under the Securities Act on Form S-3 with respect to shares of common stock having an aggregate offering price, net of selling expenses, of at least $5,000,000. To the extent that Benefitfocus qualifies as a well-known seasoned issuer, or WKSI, at the time a requisite number of holders demand the registration of shares subject to these registration rights, Benefitfocus will file an automatic shelf registration statement covering the shares for which registration is demanded if so requested by the holders of such shares. These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of Shares held by such security holders to be included in such registration. Benefitfocus is generally required to bear all of the expenses of such registrations, including reasonable fees of a single counsel acting on behalf of all selling holders, except underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale. The foregoing summary of the Rights Agreement, as modified by the Amendment, is not intended to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement and the Amendment.

Goldman Sachs or another subsidiary of GS Group (collectively, “GS”) may, from time to time, in the ordinary course of business, including as a broker, dealer, bank or investment advisor, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give GS direct or indirect voting, investment or dispositive power over, securities of the Issuer and which may be significant in amount.  The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing.  Accordingly, GS disclaims any beneficial ownership in the securities that may be referenced in such contracts.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

7.01
Form of Second Amended and Restated Voting Agreement, dated  as of ____________, 2013, by and among Benefitfocus and certain stockholders named therein (incorporated by reference to Exhibit 10.2 to the Form S-1/A filed by Benefitfocus (File Number 333-190610) with the SEC on September 5, 2013).

7.02
First Amendment to the Second Amended and Restated Investors’ Rights Agreement, made as of February 24, 2015, by and among Benefitfocus, the GS Investors, Oak, Holland, Jenkins, the Company and Mercer (incorporated by reference to Exhibit 4.3.1 to the Form 10-K filed by Benefitfocus (File Number 333-190610) with the SEC on February 27, 2015).

7.03
Form of Second Amended and Restated Rights Agreement, dated as of ___________, 2013, by and among Benefitfocus, the GS Investors, Oak, Holland and Jenkins (incorporated by reference to Exhibit 4.3 to the Form S-1/A filed by Benefitfocus (File Number 333-190610) with the SEC on September 16, 2013).

7.04
Right of First Offer Agreement, dated as of February 24, 2015, by and among Benefitfocus, the GS Investors, Oak, Holland, Jenkins, and Mercer (incorporated by reference to Exhibit 10.21 to the Form 10-K filed by Benefitfocus (File Number 333-190610) with the SEC on February 27, 2015).

99.1	Joint Filing Agreement, dated as of March 6, 2015, by and among the Reporting Persons.

99.2	Power of Attorney, relating to THE GOLDMAN SACHS GROUP, INC.

99.3	Power of Attorney, relating to GOLDMAN, SACHS & CO.

99.4	Power of Attorney, relating to GS CAPITAL PARTNERS VI PARALLEL, L.P.

99.5	Power of Attorney, relating to GS ADVISORS VI, L.L.C.

99.6	Power of Attorney, relating to GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

99.7	Power of Attorney, relating to GSCP VI OFFSHORE ADVISORS, L.L.C.

99.8	Power of Attorney, relating to GS CAPITAL PARTNERS VI FUND, L.P.

99.9	Power of Attorney, relating to GSCP VI ADVISORS, L.L.C.

99.10	Power of Attorney, relating to GS CAPITAL PARTNERS VI GMBH & CO. KG

99.11	Power of Attorney, relating to GOLDMAN, SACHS MANAGEMENT GP GMBH

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 6, 2015

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GOLDMAN, SACHS & CO.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI FUND, L.P.

By:	GSCP VI Advisors, L.L.C. its General Partner

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GSCP VI ADVISORS, L.L.C.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By:	GSCP VI Offshore Advisors, L.L.C. its General Partner

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GSCP VI OFFSHORE ADVISORS, L.L.C.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI GMBH & CO. KG

By:	GS Advisors VI, L.L.C. its Managing Limited Partner

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GOLDMAN, SACHS MANAGEMENT GP GMBH

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By:	GS Advisors VI, L.L.C. its General Partner

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS ADVISORS VI, L.L.C.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Claes Dahlbäck, who is a citizen of Sweden, Lakshmi N. Mittal, who is a citizen of India, Mark E. Tucker, who is a citizen of Great Britain, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and CEO, Mercer LLC; Former CFO of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
Claes Dahlbäck	Senior Advisor to Investor AB and Foundation Asset Management
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
William W. George	Senior Fellow at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.
James A. Johnson	Chairman of Johnson Capital Partners
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
Debora L. Spar	President of Barnard College
Mark E. Tucker	Executive Director, Group Chief Executive and President of AIA Group Limited
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
Mark O. Winkelman	Private Investor

SCHEDULE II-A

The name, position and present principal occupation of each executive officer of (i) GSCP VI Advisors, L.L.C., the sole general partner of GS Capital Partners VI Fund, L.P. and the sole managing limited partner of GSCP GmbH, the sole general partner of GS Capital Partners VI GmbH & Co. KG (ii) GSCP VI Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners VI Offshore Fund, L.P. and (iii) GS Advisors VI, L.L.C., the sole general partner of GS Capital Partners VI Parallel, L.P. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Matteo Botto Poala, Michael Bruun, Mike Ebeling, Matthias Hieber, Philippe H. Lenoble, Peter R. Lyneham, Jan Petzel, Richard Spencer, Michele Titi- Cappelli, Michael M. Furth, and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Sean Fan, Wanlin Liu and Richard Zhu is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and David Campbell is 555 California Street, San Francisco, CA 94104.  The business address of Michael Watts is 6011 Connection Drieve, Irving, TX 75039. The business address of each of Ankur Sahu and Vishal Bakshi is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of each of Tianqing Li, and Richard Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. The business address of each of Mitchell S. Weiss, Jason Levesque and Mark G. Riemann is 30 Hudson Street, Jersey city, NJ 07302-4699.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze, Mike Ebeling, Steffen Kastner, Jan Petzel and Oliver Thym are citizens of Germany; Julian C. Allen and Stephanie Hui are citizens of the United Kingdom; Philippe Camu and Philippe H. Lenoble are citizens of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Ankur Sahu, and Vishal Bakshi are citizens of India, David Campbell and Peter Lyneham are citizens of Australia, Nicole Agnew is a citizen of Canada, Matthias Hieber is a citizen of Austria, Sean Fan is a citizen of the People’s Republic of China and Wanlin Liu, Tianquing Li and Richard Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident).

Name	Position	Present Principal Occupation

Richard A. Friedman	Director and President	Managing Director of Goldman, Sachs & Co.
Philippe Camu	Vice President	Managing Director of Goldman Sachs International
T.J. Carella	Vice President	Managing Director of Goldman, Sachs & Co.
Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.
Jack F. Daly	Vice President	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.
Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.
Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.
Scott Lebovitz	Vice President	Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.
Eric Muller	Vice President	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.
Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Ankur Sahu	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Oliver Thym	Vice President	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International
Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.
Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.
Anthony Arnold	Vice President	Managing Director of Goldman, Sachs & Co.
Vishal Bakshi	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International
Michael Bruun	Vice President	Managing Director of Goldman Sachs International
David Campbell	Vice President	Managing Director of Goldman, Sachs & Co.
David Castelblanco	Vice President	Managing Director of Goldman, Sachs & Co.
Christopher A. Crampton	Vice President	Managing Director of Goldman, Sachs & Co.
Mike Ebeling	Vice President	Managing Director of Goldman Sachs International
Sean Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Charles H. Gailliot	Vice President	Managing Director of Goldman, Sachs & Co.
Kirsten Hagen	Vice President	Managing Director of Goldman, Sachs & Co.
Matthias Hieber	Vice President	Managing Director of Goldman Sachs International
Jonathan Hunt	Vice President	Managing Director of Goldman, Sachs & Co.
Omer Ismail	Vice President	Managing Director of Goldman, Sachs & Co.
Walt Jackson	Vice President	Managing Director of Goldman, Sachs & Co.
Gilbert H. Klemann	Vice President	Managing Director of Goldman, Sachs & Co.
Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International
Tianqing Li	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Wanlin Liu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Peter R. Lyneham	Vice President	Managing Director of Goldman Sachs International
Elizabeth A. Overbay	Vice President	Managing Director of Goldman, Sachs & Co.
Edward Pallesen	Vice President	Managing Director of Goldman, Sachs & Co.
Jan Petzel	Vice President	Managing Director of Goldman Sachs International
Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.
Richard Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.
Michael M. Furth	Vice President	Managing Director of Goldman Sachs International
Eric Goldstein	Vice President and Secretary	Managing Director of Goldman, Sachs & Co.
Penny McSpadden	Vice President	Managing Director of Goldman Sachs International
Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.
Michael Watts	Vice President	Managing Director of Goldman, Sachs & Co.
Kathryn Sloan	Vice President	Vice President of Goldman, Sachs & Co.
Clayton Wilmer	Vice President	Vice President of Goldman, Sachs & Co.
David Thomas	Vice President, Assistant Secretary & General Counsel	Managing Director of Goldman, Sachs & Co.
Mitchell S. Weiss	Vice President & Assistant Treasurer	Managing Director of Goldman, Sachs & Co.
Jason Levesque	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.
Mark G. Riemann	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.

SCHEDULE II-B

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP VI Advisors, L.L.C., GS Capital Partners VI Fund, L.P., GSCP VI Offshore Advisors, L.L.C., GS Capital Partners VI Offshore Fund, L.P., GS Advisors VI, L.L.C., GS Capital Partners VI Parallel, L.P. and GS Capital Partners VI GmbH & Co. KG are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Martin A. Hintze, James Reynolds and Andrew E. Wolff is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur A. Sahu is Rational House, 951-A Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India.

All members listed below are United States citizens, except as follows: Stephanie Hui is a citizen of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany; and Ankur A. Sahu is a citizen of India.

Name	Present Principal Occupation
Richard A. Friedman	Managing Director of Goldman, Sachs & Co.
T.J. Carella	Managing Director of Goldman, Sachs & Co.
Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.
John F. Daly	Managing Director of Goldman, Sachs & Co.
Joe DiSabato	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.
Bradley J. Gross	Managing Director of Goldman, Sachs & Co.
Martin A Hintze	Managing Director of Goldman, Sachs International
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Managing Director of Goldman, Sachs & Co.
Scott Lebovitz	Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.
Eric Muller	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.
Sumit Rajpal	Managing Director of Goldman, Sachs & Co.
James Reynolds	Managing Director of Goldman, Sachs International
Ankur A. Sahu	Managing Director of Goldman Sachs (India) Securities Private Limited
Oliver Thym	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Managing Director of Goldman Sachs International

SCHEDULE II-C

The name, position and present principal occupation of each executive officer of Goldman Sachs Management GP GmbH, the sole managing partner of GS Capital Partners VI GmbH & Co. KG, are set forth below.

The business address for Laurie E. Schmidt is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282. The business address for Michael Schramm is c/o Goldman Sachs AG, Messeturm, Friedrich-Ebert-Anlange 49, 60308 Frankfurt am Main, Germany.

Laurie E. Schmidt is a citizen of the United States and Michael Schramm is a citizen of Germany.

Name	Position	Present Principal Occupation
Laurie E. Schmidt	Managing Director	Managing Director of Goldman, Sachs & Co.
Michael Schramm	Managing Director	Managing Director of Goldman Sachs AG

SCHEDULE III

On July 15, 2010, Goldman, Sachs & Co. (“Goldman Sachs”) agreed with the Securities and Exchange Commission (the “SEC”) to settle the SEC’s pending case against Goldman Sachs relating to disclosures in the ABACUS 2007-AC1 CDO offering. Goldman Sachs consented to the entry of a final judgment by the court, which approved the settlement, providing for the payment of penalties and disgorgement totaling $550 million, Goldman Sachs’s implementation of certain remedial measures focused on offerings of mortgage-related securities and an injunction against violating Section 17(a) of the Securities Act of 1933, as amended (the “Securities Act”) in the offer or sale of any security. The conduct of Goldman Sachs alleged in the SEC’s complaint involved an offering of a synthetic collateralized debt obligation, which referenced a portfolio of synthetic residential mortgage backed securities, by Goldman Sachs or its affiliates to qualified institutional buyers in reliance on the exemption from registration under the Securities Act provided by Rule 144A and to non-U.S. persons in reliance on the safe harbor from registration provided by Regulation S. Specifically, the complaint alleged that the offering materials, in describing the Portfolio Selection Agent for the portfolio of synthetic residential mortgage-backed securities, should have disclosed that the hedge fund assuming the short side of the transaction had played a role in the selection process. In its consent to the judgment, Goldman Sachs acknowledged that it was a mistake not to disclose the role of the hedge fund.

The SEC has alleged that the huddles program of Goldman Sachs - a practice where Goldman Sachs equity research analysts allegedly provided their best trading ideas to Goldman Sachs traders and a select group of Goldman Sachs top clients - created a serious and substantial risk that analysts would share material nonpublic information concerning their published research with Asymmetric Service Initiative (“ASI”) clients and firm traders. The SEC alleged that Goldman Sachs willfully violated Section 15(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by failing to establish, maintain, and enforce adequate policies and procedures to prevent such misuse in light of the risks arising from the huddles and ASI. Without admitting or denying such violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on April 12, 2012 (the “ASI Order”) by the SEC pursuant to which Goldman Sachs (i) shall cease and desist from committing or causing any violations and any future violations of Section 15(g) of the Exchange Act; (ii) is censured; (iii) paid a total civil money penalty of $22 million on April 19, 2012, $11 million of which was paid to the Financial Industry Regulatory Authority in a related proceeding, and $11 million of which was paid to the SEC, and (iv) shall comply with certain other undertakings, including a comprehensive review, including recommendations, of the policies, procedures and practices maintained and implemented by Goldman Sachs pursuant to Section 15
(g) of the Exchange Act that relate to the findings of the ASI Order.

Starting in July 2008, Neil M.M. Morrison (“Morrison”) was employed by Goldman Sachs to solicit municipal underwriting business from, among others, the Commonwealth of Massachusetts Treasurer’s Office. From November 2008 to October 2010, Morrison was also substantially engaged in the political campaigns, including the November 2010 Massachusetts gubernatorial campaign, for Timothy P. Cahill (“Cahill”), the then-Treasurer of Massachusetts. Morrison worked on Cahill’s campaign during work hours using firm resources. Morrison also made a secret, undisclosed cash campaign contribution to Cahill. Within two years of Morrison’s contribution, Goldman Sachs engaged in municipal securities business with issuers associated with Cahill as Treasurer and as a candidate for Governor. The SEC alleged that Goldman Sachs’s engagement in municipal securities business with these issuers violated Section 15B(c)(1) of the Exchange Act and MSRB Rule G-37(b), and that Goldman Sachs’s failure to maintain records of and to report in regulatory filings the contributions and campaign work, and to take steps to ensure that the attributed contributions, or campaign work or the conflicts of interest raised by them were disclosed in bond offering documents, violated MSRB Rules G-8, G-9, G-17, G-27 and G-37. Without admitting or denying such violations (except as to the SEC’s jurisdiction over it and the subject matter of the proceedings), Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b), 15B(c)(2) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on September 27, 2012 (the “Morrison Order”). Goldman Sachs agreed to cease and desist from committing or causing any violations and any future violations of Section 15B(c)(1) of the Exchange Act, MSRB Rule G-37(b), MSRB Rule G-17, MSRB Rule G-27, MSRB Rule G-37(e), MSRB Rule G-8 and MSRB Rule G-9. Goldman Sachs is censured and was required to pay disgorgement of $7,558,942 and prejudgment interest of $670,033. Of the $7,558,942 in disgorgement, $2,120,547 will be deemed satisfied by Goldman Sachs’s payment of $1,512,902 to the Commonwealth of Massachusetts and $607,645 to the Massachusetts Water Pollution Abatement Trust in a related action by the Commonwealth of Massachusetts. The remaining $5,438,395 and prejudgment interest of $670,033 was required to be paid to the SEC for remittance to the United States Treasury. Finally, the Morrison Order required Goldman Sachs to pay a civil money penalty in the amount of $3,750,000 to the SEC, of which $1,875,000 will be transferred to the MSRB in accordance with Section 15B(c)(9)(A) of the Exchange Act, and of which the remaining $1,875,000 will be transferred to the United States Treasury. The disgorgement, prejudgment interest and civil money penalty were all paid in full by submission of a wire to the SEC on October 3, 2012, and by submission of checks to the Commonwealth of Massachusetts and the Massachusetts Water Pollution Abatement Trust on October 4, 2012.